File No. 82-1264

03 DEC -5 AM 7:21

BRIDGESTONE

BRIDGESTONE CORPORATION
[redacted]1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

03037992

December 4, 2003

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

We have made public on December 3, 2003, the following messages.

- Notice Regarding the Repurchase of Shares

In accordance with the Rule 12g 3-2(b), we herewith enclose above document.

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Sincerely,

Koki Takahashi
Treasurer
Bridgestone Corporation

dw 12/8

Dear Investor,

Notice Regarding the Repurchase of Shares

Tokyo (December 3, 2003)—Bridgestone Corporation announced today that, pursuant to the provisions of Article 210 of the Commercial Code of Japan, it purchased its own shares at the market as follows:

1. Class of shares purchased: Common stock of Bridgestone Corporation
2. Period of purchase: November 4, 2003 through November 28, 2003
3. Aggregate number of shares purchased: 6,911,000 shares
4. Aggregate purchase amount: 9,671,193,000 yen
5. Method: Purchase at Tokyo Stock Exchange

Additional Information

1. Details of the resolution that was approved at the 84th Ordinary General Meeting of Shareholders held on March 28, 2003 are as follows:

(1) Class of shares to be purchased: Common stock of Bridgestone Corporation
(2) Aggregate number of shares to be purchased: Up to 35 million shares
(3) Aggregate acquisition amount: Up to 50 billion yen

2. The number of shares of common stock that have been purchased since March 28, 2003, the date of the Ordinary General Meeting of Shareholders, is as follows:

(1) Aggregate number of shares purchased: 15,630,000 shares
(2) Aggregate acquisition amount: 22,716,611,000 yen